Exhibit 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF TRI-S SECURITY CORPORATION

In accordance with Sections 14-2-602 and 14-2-1006 of the Georgia Business Corporation Code (the “Code”), TRI-S SECURITY CORPORATION (the “Corporation”), a corporation organized and existing under and by virtue of the Code, DOES HEREBY CERTIFY:

1.	The name of the Corporation is Tri-S Security Corporation.

2.	Article Five of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended to provide for the establishment and designation of a new “Series D Redeemable Preferred Stock” by adding a new Section 5.7 to the end of Article Five of the Corporation’s Amended and Restated Articles of Incorporation, the text of which new Section 5.7 is set forth on Schedule “A” attached hereto and made a part hereof.

3.	The amendment was duly adopted on September 12, 2007, by the Corporation’s Board of Directors, and shareholder action was not required pursuant to the authority granted in Section 5.3 of the Corporation’s Amended and Restated Articles of Incorporation and Section 14-2-602 of the Code.

IN WITNESS WHEREOF, the Corporation has caused this Articles of Amendment to be signed by the undersigned duly authorized officer, this 14th day of September, 2007.

TRI-S SECURITY CORPORATION

By:	/s/ Ronald G. Farrell
Name:	Ronald G. Farrell
Its:	Chief Executive Officer

SCHEDULE A

5.7 SERIES D REDEEMABLE PREFERRED STOCK. The Corporation shall be authorized to issue a series of Preferred Stock the designation of which shall be the Series D Redeemable Preferred Stock (the “Series D Redeemable Preferred Stock”) having the following relative rights and preferences:

(A) The number of authorized shares of Preferred Stock which shall constitute the Series D Redeemable Preferred Stock shall be 100, which number shall not be increased or decreased without the vote and approval of holders of a majority of the Series D Redeemable Preferred Stock then outstanding.

(B) The holders of the Series D Redeemable Preferred Stock will have no voting rights, except that the consent of a majority of the holders of the Series D Redeemable Preferred Stock, voting separately as a class, is required to increase or decrease the number of authorized shares of Series D Redeemable Preferred Stock. The Series D Redeemable Preferred Stock shall not be convertible into shares of any class of the Corporation’s stock, nor shall the Series D Redeemable Preferred Stock have any rights or preferences in the event of a liquidation, dissolution, or winding up of the Corporation.

(C) Until the Series D Redeemable Preferred Stock is redeemed as provided herein, the Corporation shall pay a dividend equal to $750 per annum on each outstanding share of Series D Redeemable Preferred Stock with such dividend to be paid on a quarterly basis to the holder of record of such shares and with such quarterly payments to be made on March 31, June 30, September 30 and December 31 of each year. If the Corporation fails to make a dividend payment in respect of any of the outstanding shares of Series D Preferred Stock as contemplated hereby, then all of the Series D Redeemable Preferred Stock shall be immediately redeemable, except that the Corporation shall have an opportunity to cure one default within 30 days from the date it receives a notice of the default.

(D) Shares of the Series D Redeemable Preferred Stock shall not be transferable nor assignable, nor shall such shares be pledged or granted as a security interest. The Corporation shall not be obligated to recognize any person or entity as the owner of such shares of Series D Redeemable Preferred Stock other than the person to whom such shares have been issued, except the heir of any such shareholder who shall have deceased.

(E) Each of the shares of Series D Redeemable Preferred Stock shall be redeemable by the Corporation at any time from and after the date of issuance of such shares on the following terms and conditions:

(i) The Corporation may redeem any or all of the shares of Series D Redeemable Preferred Stock at any time upon the payment by the Corporation to the holder of any such share of stock to be redeemed the sum of $15,000 per share of Series D Redeemable Preferred Stock so redeemed. Such shares may be redeemed in whole or in part, and need not be redeemed on a pro rata basis among holders of Series D Redeemable Preferred Stock.

(ii) The Corporation shall redeem all of the shares of Series D Redeemable Preferred Stock by payment of the sum of $15,000 per share to the holders of record of such shares

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of Series D Redeemable Preferred Stock on the earlier of: (1) the fifth anniversary of the issuance thereof or (2) upon the sale of seventy percent (70%) or more of the Corporation’s assets in one transaction or any series of transactions, unless the proceeds of such transactions are reinvested in the Corporation’s business, used to retire debt, used to make acquisitions or used for working capital purposes.

(iii) Redemption of any or all of the shares of Series D Preferred Redeemable Stock shall be effected by tender of a notice of such redemption with a payment as provided for herein to the address of the holder of the record of such share of Series D Preferred Redeemable Stock on the records of the Corporation.

(iv) Upon such tender of a notice of redemption and payment therefore, the Corporation shall treat such share of Series D Redeemable Preferred Stock as redeemed, and shall not pay any further dividend thereon.

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